Media Contacts Sard Verbinnen & Co Jim Barron (212) 687-8080 Andrew Cole (415) 618-8750	Investor Contact Georgeson Inc. Tom Gardiner (212) 440-9872
ASTELLAS COMMENCES TENDER OFFER TO ACQUIRE ALL OUTSTANDING
SHARES OF CV THERAPEUTICS FOR $16.00 PER SHARE IN CASH
Tokyo, Japan, February 27, 2009 — Astellas Pharma Inc. (“Astellas”) today announced that its indirect subsidiary, Sturgeon Acquisition, Inc., has commenced a cash tender offer for all outstanding shares of common stock of CV Therapeutics Inc. (Nasdaq: CVTX) at a price of US$16.00 per share. The offer and withdrawal rights are scheduled to expire at 12:01 a.m., New York City time on March 27, 2009, unless the offer is extended. The Company also announced that it is considering taking action in connection with CV Therapeutics’ 2009 Annual Meeting.
Astellas stated, “While we continue to prefer to reach a negotiated agreement with CV Therapeutics’ Board, their refusal to engage with us regarding our proposal has left us with no alternative but to take our offer directly to CV Therapeutics’ stockholders. We believe our offer provides CV Therapeutics’ stockholders with immediate cash value that exceeds what the company could reasonably expect to deliver on it own, particularly given current uncertain market conditions and execution risks inherent in CV Therapeutics’ standalone strategy.”
The Astellas tender offer represents a 41% premium to CV Therapeutics’ closing share price on January 26, 2009, the day prior to the public disclosure of Astellas’ proposal, and a 69% premium to CV Therapeutics’ 60-day average closing price ending January 26th. The tender offer is not conditioned on financing and represents a total equity value of approximately $1.1 billion.
The offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn before the expiration of the offer at least the number of shares of common stock of CV Therapeutics (the “Shares”), which, together with the Shares then owned by Astellas and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully-diluted basis, (ii) CV Therapeutics’ Board of Directors having redeemed the rights under its shareholder rights plan or Sturgeon Acquisition being satisfied, in its reasonable discretion, that the rights under the CV Therapeutics shareholder rights plan have been invalidated or are otherwise inapplicable to the tender offer and the proposed second-step merger described in the Offer to Purchase (iii) CV Therapeutics’ Board of Directors having waived, rescinded or otherwise amended the standstill provision in the stock purchase agreement between Astellas and CV Therapeutics, as described in the Offer to Purchase, such that, or Sturgeon Acquisition otherwise being satisfied, in its reasonable discretion, that, such standstill provision has been invalidated or is otherwise inapplicable to the tender offer and the proposed second-step merger, (iv) CV Therapeutics’ Board of Directors having approved the offer and proposed second-step merger such that, or Sturgeon Acquisition otherwise, being satisfied, in its reasonable discretion, that, the restrictions on business combinations with “interested stockholders” set forth in Section 203 of the General Corporation Law of the State of Delaware are inapplicable to the tender offer and the proposed second step merger, (v) CV Therapeutics not having directly or indirectly sold, licensed or otherwise transferred or encumbered (and not having agreed directly or indirectly to sell, license or otherwise transfer or encumber) any rights or assets related to Ranexa® (ranolazine) other than as provided in and only to the extent (if any) required by, agreements on file with the SEC as of the date of the Offer to Purchase as such agreements are in effect as of the date of the Offer to Purchase; and (vi) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. The tender offer is also subject to certain other conditions contained in the Offer to Purchase.
The complete Offer to Purchase, Letter of Transmittal and other offering documents are to be filed with the U.S. Securities and Exchange Commission today. CV Therapeutics’ stockholders may obtain copies of all of the offering documents, including the Offer to Purchase, free of charge at the SEC’s website (www.sec.gov) or by directing a request to Georgeson Inc., the Information Agent for the offer, at (212) 440-9800. Additional information about the transaction, including the offering documents, is also available at www.cvtxvalue.com.
Lazard Frères & Co. LLC is acting as dealer manager, Morrison and Foerster LLP as legal counsel, and Georgeson Inc. as information agent in connection with the tender offer.
About Astellas
Astellas Pharma Inc., with global headquarters in Tokyo and US headquarters in Deerfield, Illinois, is a pharmaceutical company dedicated to improving the health of people around the world through the provision of innovative and reliable pharmaceutical products. The organization is committed to becoming a global pharmaceutical company by combining outstanding R&D and marketing capabilities and continuing to grow in the world pharmaceutical market.
Astellas was formed by the historical merger of Japan’s third and fifth largest pharmaceutical companies — Yamanouchi, founded in 1923, and Fujisawa, founded in 1894. Today, Astellas is one of the largest pharmaceutical companies in Japan with a market capitalization of approximately $17.7 billion as of January 26, 2009, and, for the fiscal year ended March 31, 2008, net income of approximately $1.8 billion.
The company has approximately 14,000 employees worldwide. This includes 7,500 in Japan, 3,300 in Europe, 2,200 in North America and 1,000 in Asia. Some of Astellas’ core products in the US are: Lexiscan® (regadenoson) and Adenoscan® (adenosine injection), pharmacologic stress agents indicated for radionuclide myocardial perfusion imaging/scintigraphy (MPI/S) in patients unable to undergo adequate exercise stress; Prograf® (tacrolimus), an immunosuppressant indicated for the prophylaxis of organ rejection in patients receiving organ transplants; and VESIcare® (solifenacin succinate), indicated for the treatment of overactive bladder with symptoms of urgency, frequency, and urge incontinence.

Astellas is publicly traded on the Tokyo Stock Exchange. For more information about Astellas Pharma Inc., please visit www.astellas.com. For more information about Astellas Pharma US, Inc., please visit http://www.us.astellas.com/.
Additional Information
This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell CVT common stock. The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related tender offer materials) to be filed by Astellas with the Securities and Exchange Commission (“SEC”) later today. These materials, as they may be amended from time to time, contain important information, including the terms and conditions of the offer, that should be read carefully before any decision is made with respect to the tender offer. Investors and security holders may obtain a free copy of these materials and other documents filed by Astellas with the SEC at the website maintained by the SEC at www.sec.gov. The Offer to Purchase, Letter of Transmittal and other related tender offer materials may also be obtained for free by contacting the information agent for the tender offer, Georgeson Inc. at (212) 440-9800.
Astellas is not currently engaged in a solicitation of proxies or consents from the stockholders of CV Therapeutics. However, in connection with Astellas’ proposal to acquire CV Therapeutics, certain directors and officers of Astellas may participate in meetings or discussions with CV Therapeutics stockholders. Astellas does not believe that any of these persons is a “participant” as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in the solicitation of proxies or consents, or that Schedule 14A requires the disclosure of certain information concerning any of them. If in the future Astellas does engage in a solicitation of proxies or consents from the stockholders of CV Therapeutics in connection with its proposal to acquire CV Therapeutics, Astellas will amend the information provided above to disclose the information concerning participants in that solicitation required by Rule 14a-12 under the Exchange Act.
No assurance can be given that the proposed transaction described herein will be consummated by Astellas, or completed on the terms proposed or any particular schedule, that the proposed transaction will not incur delays in obtaining the regulatory, board or stockholder approvals required for such transaction, or that Astellas will realize the anticipated benefits of the proposed transaction.
Any information regarding CV Therapeutics contained herein has been taken from, or is based upon, publicly available information. Although Astellas does not have any information that would indicate that any information contained herein is inaccurate or incomplete, Astellas does not undertake any responsibility for the accuracy or completeness of such information.
Astellas does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.
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